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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Telsey Advisory Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

555 Fifth Avenue, 7th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jerry Arzu	212.584.4614	jarzu@telseygroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP
(Name – if individual, state last, first, and middle name)

733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

9/29/2003	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry S. Arzu _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Telsey Advisory Group, LLC _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
COO/ CFO

Notary Public

SREEWATTIE GOBIN
Notary Public, State of New York
Registration No. O1G06212568
Qualified in   BRONX   County
My Commission Expires   12/14/2029

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TELSEY ADVISORY GROUP LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTNG FIRM

DECEMBER 31, 2025

TELSEY ADVISORY GROUP LLC

CONTENTS



EisnerAmper LLP
11 Grand Central East
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Telsey Advisory Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Telsey Advisory LLC (the "Company") as of December 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2014

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
March 30, 2026

TELSEY ADVISORY GROUP LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Cash and cash equivalents	$	13,306
Accounts receivable		580,766
Receivable from clearing broker, including clearing deposit of $287,843		611,963
Investment in securities, at fair value		2,201,827
Securities pledged under subordinated loan agreement		3,000,000
Property and equipment, net		78,281
Security deposits and other assets		158,158
Due from Parent		2,198,509
	$	8,842,810

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	1,680,392
Term loans payable		1,320,128
		3,000,520
Liabilities subordinated to claims of general creditors		3,000,000
Total liabilities		6,000,520
Members' equity		2,842,290
	$	8,842,810

See accompanying notes to financial statement.

TELSEY ADVISORY GROUP LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2025

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1. Nature of business and summary of significant accounting policies

Nature of Business

Telsey Advisory Group LLC (the "Company") is a Limited Liability Company organized under the laws of the state of Delaware on May 28, 2008. The Company's operations consist primarily of generating and distributing financial equity research to institutions, providing investment banking services and institutional trading.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company became a registered broker-dealer in March 2009.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which consist primarily of generating and distributing financial equity research to institutions, providing investing banking services and institutional trading. The Company has identified its Chief Operating Officer as the chief operating decision maker ("CODM"), who uses net loss to evaluate the results of the business and manage the Company.

Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The measure of segment assets is reported on the statement of financial condition as total assets at December 31, 2025.

Concentrations of Credit Risk

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for credit losses.

Allowance for Credit Losses

In accordance with Accounting Standards Codification Topic 326, Financial Instruments - Credit Losses ("ASC 326"), certain financial assets measured at amortized cost are required to have a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial assets as of the reporting date. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable and receivable from clearing broker utilizing the CECL framework. The Company's expectation is that the credit risk associated with fees receivable and receivable from clearing broker is that any client or financial institution with which it conducts business with is unable to fulfill its contractual obligations.

TELSEY ADVISORY GROUP LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2025

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1.   Nature of business and summary of significant accounting policies (continued)

Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in these receivables being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of December 31, 2025.

Receivable from Clearing Broker

The Company has a clearing agreement with Mirae Asset Securities (USA), Inc. The Clearing Broker clears the Company's security transactions, and the Company is required to maintain certain deposits with the Clearing Broker.

Fair Value of Financial Instruments

Fair value, as defined in ASC 820, Fair Value Measurements ("ASC 820"), is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation techniques. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Valuation techniques that are consistent with the market or income approach are used to measure fair value.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

- Level 1: Quoted market prices in active markets for identical assets or liabilities;

- Level 2: Inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly; and

- Level 3: Unobservable inputs for an asset and liability.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, liquidity statistics and other factors. If the inputs used to measure a financial instrument fall within different levels of the fair value hierarchy, the categorization is based on the lowest level input that is significant to the measurement of that financial instrument. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgement and considers factors specific to the investment. The categorization of an investment within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

Debt securities are generally valued using broker or dealer quotations or alternative pricing sources on the last business day of the year. Many over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are generally valued at their last reported "bid" price if held long, and last reported "ask" price if sold short. To the extent these securities are actively traded, valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Securities traded on inactive markets or valued by reference to similar instruments are generally categorized in Level 2 of the fair value hierarchy.

TELSEY ADVISORY GROUP LLC

1. Nature of business and summary of significant accounting policies (continued)

The following table summarizes the Company's fair value hierarchy for those assets measured at fair value on a recurring basis at December 31, 2025.

Financial instruments	Total	Level 1	Level 2	Level 3
Assets				
Debt Securities:				
Government (Municipal, Treasury)	$ 2,201,827	$ -	$ 2,201,827	$ -
Total investments in securities	$ 2,201,827	$ -	$ 2,201,827	$ -

At December 31, 2025, the carrying value of the Company's assets and liabilities, which qualify as financial instruments in accordance with US GAAP, such as accounts receivable, receivable from clearing broker, securities pledged under subordinated loan agreement, due from Parent, and accounts payable and accrued expenses, approximate their fair values due to their short-term nature and are categorized as Level 2 assets and liabilities.

Property and Equipment, net

Property and equipment, net, is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided for utilizing the straight-line method over the estimated useful lives of the related assets as follows:

Asset	Estimated Useful Lives
Computer and office equipment	3 years
Furniture and fixtures	5 years
Website development	3 years
Leasehold improvements	Shorter of the economic useful life of improvements or the term of the lease

Use of Estimates

The preparation of financial statement in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Soft Dollar Payables

The Company ensures that all payments made on behalf of customers qualify for the safe harbor of Section 28(e) of the Securities Exchange Act of 1934 and that customers have appropriately disclosed and received approval from investors to pay for services outside of the Section 28(e) safe harbor.

TELSEY ADVISORY GROUP LLC

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes, accordingly, there is no provision for federal and state income taxes as the net income or loss of the Company is included in the income tax returns of the individual members. The Company is subject to New York City Unincorporated Business Tax and has elected the New York State, Maryland, and Illinois entity tax for the year ended December 31, 2025 ("PTET"). The PTET allows pass-through entities to elect to pay Maryland and Illinois tax due on the members' share of net income of the Company.

The Company follows an asset and liability approach to financial accounting and reporting for New York City Unincorporated Business Tax. Deferred income tax assets and liabilities are computed for the difference between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statement only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statement as appropriate.

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

TELSEY ADVISORY GROUP LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2025

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2. Property and equipment, net

Property and equipment, net consist of the following as of December 31, 2025:

Computer and office equipment	$	470,004
Furniture and fixtures		33,125
Website development		223,197
Leasehold improvements		147,154
		873,480
Less accumulated depreciation and amortization		795,199
	$	78,281

3. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2025, the Company's net capital was $2,723,568, which was $2,473,568 in excess of its minimum net capital requirement of $250,000.

4. Related party transactions

Pursuant to an expense sharing agreement, as effectively modified in January 2025, (the "Agreement") with Telsey Holdings LLC (the "Parent"), the Company recognizes certain expenses based on the terms and conditions per the Agreement. The amount due from Parent was approximately $2,199,000 at December 31, 2025.

5. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code.

6. Term loan payable

During August 2025, August 2025, and November 2025, the Company entered into term loans with a financial institution in the amount of $150,000, $68,000, and $43,000, which mature August 2026, July 2027, and September 2027, and bears interest at 6%, 6%, and 9%, respectively. The total amount outstanding on these loans is approximately $162,000 as of December 31, 2025.

During September and December 2025, the Company entered into a loan with a related party in the amount of $888,000, which matures December 2029 and bears interest at 6% per annum.

During November and December 2025, the Company entered into a term loan with a financial institution in the amount of $300,000, which matures May 2027 and bears interest at 30% per annum. The amount outstanding on this term loan is approximately $270,000 as of December 31, 2025.

TELSEY ADVISORY GROUP LLC

6. Term loan payable (cont'd)

Aggregate future annual principal payments on the outstanding term loans are approximately $297,000, $135,000, and $888,000 for the years ended December 31, 2026, 2027, and 2029, respectively.

7.   Liabilities subordinated to claims of general creditors

The subordinated loan agreement is with related party and is available in computing net capital under the SEC's uniform net capital rule. The Company had a $3,000,000 subordinated loan agreement at December 31, 2025, which was in accordance with agreements approved by FINRA. The subordinated loan agreement matured October 31, 2025 and was automatically renewed for another year. The loan bears interest at 6% per annum.